VIA EDGAR

September 25, 2013

Ms. Anu Dubey
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-8626

Re: Amana Mutual Funds Trust     File Nos. 2-96924; 811-04276

Summary of changes in response to Comments received on Post-Effective Amendment No. 37 on Form N-1A

Cover Page and Share Class Structure

Comment: Please update Class names to be unique, and distinct from the Series name.

Response: Updated Class names to be unique, and distinct from the Series name.

Summary Section

Income, Growth, and Developing World Funds; pages 3, 6, and 9; “Principal Investment Strategies”

Comment: Please disclose each Fund’s capitalization policy, if any.

Response: While the Funds do not follow any strict capitalization policy, they generally invest in large-cap stocks. The strategies have been updated to reflect this generality.

Income and Growth Funds; pages 3 and 6; “Principal Investment Strategies”

Comment: With regard to foreign securities in the last paragraph of the Principal Investment Strategies, please clarify what is meant by “to a lesser extent.”

Response: The Funds have no restrictions on the amount of foreign securities in which they may invest, so we have deleted the phrase “to a lesser extent” to add clarity regarding the use of foreign securities.

Statutory Prospectus

Page 12, “Investment Objectives”

Comment: Please denote if the manager can change the Investment Objectives or if they require a shareowner vote to change.

Response: Added “These investment objectives may only be changed with approval by vote of a majority of the outstanding shares of a Fund.”

Page 20, “Back Cover”

Comment: Please fix the contact information to appear in the correct order.

Response: Done.

Statement of Additional Information

Page 4, “Disclosure of Portfolio Holdings”

Comment: With regard to Item 16 (f)(1)(i), please describe further policies and procedures regarding disclosure of portfolio holdings, such as to third-parties, and affiliates.

Response: The Disclosure of Portfolio Holdings policy was rewritten to further describe the Trust’s disclosure practices.

Pages 12, “Advisory Fee”

Comment: Please disclose if there is a separate advisory fee and a separate administration fee.

Response: The administration of the Trust is provided under a single contract that includes the advisory fee, so there is no separate administration fee.

Page 13, “Rule 12b-1 Plan”

Comment: There appears to be a typographical error in the paragraph above the table disclosing the fees paid to Saturna Brokerage Services.

Response: The typographical error has been fixed.

Very truly yours,

/s/ Nicholas Kaiser,
President, Amana Mutual Funds Trust